December 16, 2014

VIA EDGAR SUBMISSION

Mr. John Cash

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Great Lakes Dredge & Dock Corporation

Form 10-K for the year ended December 31, 2013

Filed March 11, 2014

Form 10-Q for the quarter ended September 30, 2014

Filed November 6, 2014

File No. 1-33225

Dear Mr. Cash:

As Senior Vice President and Chief Financial Officer of Great Lakes Dredge & Dock Corporation (“Great Lakes” or the “Company”), I am responding to the comments contained in the letter dated December 2, 2014 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (“Commission”) to me. To facilitate your review, the Staff’s comments in the Comment Letter are set forth below in bold type and the Company’s corresponding response appears below each of them in ordinary type.

General

1.	Please refile your correspondence under the appropriate CIK code in EDGAR and ensure that all future correspondences are filed appropriately.

Response:

The Company has refiled our correspondence dated November 19, 2014 under the appropriate CIK code in EDGAR and ensures that all future correspondences will be filed with the appropriate CIK code.

Mr. John Cash

United States Securities and Exchange Commission

December 16, 2014

Form 10-K for the year ended December 31, 2013

Notes to the Consolidated Financial Statements

11. Retirement Plans, page 88

2.	We have read your response to prior comment two of our letter dated November 5, 2014. Please further explain to us the benchmarks, metrics, and or other measures you used to determine that there were no individually “significant” plans which would require additional tabular disclosure under ASC 715-80-50 as of December 31, 2013. It is unclear to us what factors you considered when measuring materiality for purposes of making this decision.

Response:

The Company evaluated the tabular disclosures for multiemployer pension plans required under ASC 715-80-50-5 for our continuing operations and the following response describes our assessment process. In order to assess the individual significance of the multiemployer pension plans, the Company obtained the most recent annual report and Form 5500 for three multiemployer pension plans which represent over 85% of the contributions made to all plans. Based on the amount of contributions to each of the remaining plans, there were no other multiemployer plans that we assessed as significant. For each union we confirmed that our contributions represented less than five percent (5%) of total contributions to the plans. Additionally, the Company obtained the most recently available certified zone status provided by the plan, as currently defined by the Pension Protection Act of 2006 and determined that our three largest multiemployer plans have a “green” status. None of the multiemployer plans to which we contribute is in a “red” status, and therefore, is not significantly underfunded.

The Company further assessed the significance of the individual plans by comparing the number of our employees participating in each of the multiemployer pension plans to the total number of plan participants. At December 31, 2013, the Company had a total of approximately 650 union employees participating in all multiemployer plans, which represented less than 1% of the active participants of the multiemployer pension plans to which we contribute.

Finally, additional considerations that were used in determining if any of the plans were individually significant were the expectation that future contribution requirements would be similar to current levels and that the total amount of multiemployer plan contributions were not material to our overall financial results for any period presented.

Considering this assessment, the Company believes that there were no individually significant plans which would require additional tabular disclosure under ASC 715-80-50 as of December 31, 2013.

Mr. John Cash

United States Securities and Exchange Commission

December 16, 2014

Form 10-Q for the Period Ended September 30, 2014

Condensed Consolidated Financial Statements

9. Investments, page 15

3. We note that you recognized a loss of $9 million during the nine months ended September 30, 2014 related to your equity investment in the TerraSea joint venture. Your disclosures on page 15 indicate that TerraSea generated a net loss of $16 million during the nine months ended September 30, 2014 and that you have begun discussions with your joint venture partner regarding the winddown of operations and liquidation of investments. Please address the following:

•	Show us how you will revise your future MD&A disclosures to more fully explain the business reasons why this joint venture experienced such significant losses during the periods presented;

•	Show us how you will revise your future MD&A disclosures to describe any future plans for this joint venture that could have a material impact on your financial statements; and

•	In light of the significant losses incurred by the joint venture during the nine months ended September 30, 2014 and your winddown discussions with the joint venture partner, please tell us how you considered if your investment in the joint venture was other than temporarily impaired as of September 30, 2014. Please refer to ASC 323-10-35-31 through 35-32A.

Response:

As noted in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2014, the Company reported an equity in loss of joint ventures of $9 million. The equity in loss of joint ventures specifically related to our TerraSea joint venture was $8 million. The remaining balance is related to the equity in losses of other joint ventures.

To address the Staff’s first bulleted statement regarding MD&A disclosure that would be provided when there is any material impact on our financial statements in future filings, the Company would provide a similar disclosure to the following explanation of results of operations for our nine months ended September 30, 2014.

During the nine months ended September 30, 2014, the Company reported a $9.1 million charge in equity in loss of joint ventures, compared to a $0.5 million equity in earnings of joint ventures in the same period of 2013. The current year loss was mostly attributable to the Company’s share of losses on two projects which are part of the

Mr. John Cash

United States Securities and Exchange Commission

December 16, 2014

TerraSea joint venture which amounted to $7.6 million. These projects experienced site condition delays and additional administrative expenses incurred to adhere to certain requirements of a project. The three months ended September 30, 2014 was also impacted by a $5.5 million charge related to cost overruns resulting from start-up delays that prevented the job from being completed in one season, as originally estimated, forcing the joint venture to demobilize and remobilize the equipment. These additional costs caused the project estimate to forecast a loss for the entire project which was fully recognized in the current period under the percentage-of-completion method. As a result of losses during the nine months ended September 30, 2014, the Company’s investment in this joint venture has been reduced to zero. The Company is obligated to fund its share of any future losses in excess of amounts recognized to date, if any.

In response to the Staff’s second bulleted statement, at September 30, 2014 the Company had begun the discussion with the joint venture partner in TerraSea regarding the winddown of operations and liquidation of the investments. These discussions are still preliminary and there has been no definitive decision regarding the future plans for this joint venture. If subsequent discussions lead to material changes to the Company’s financial statements, the Company will include appropriate disclosures in future filings.

In response to the Staff’s third bulleted statement, at September 30, 2014, the Company’s investment in the TerraSea joint venture had no carrying value in our financial statements and therefore, was not assessed for other than temporarily impairment.

Mr. John Cash

United States Securities and Exchange Commission

December 16, 2014

* * * * *

The Company understands that this response will be considered confirmation of the Company’s awareness of the Company’s obligations under the Securities Act of 1933, as amended, and the Exchange Act of 1934, as amended, and that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

GREAT LAKES DREDGE & DOCK CORPORATION

By:	/s/ Mark W. Marinko
Name:	Mark W. Marinko,
Title:	Senior Vice President and Chief Financial Officer

cc:	Jonathan W. Berger

Maryann Waryjas, Esq.